Mail Stop 6010

June 12, 2006

Paul S. Giordano
President and Chief Executive Officer
Security Capital Assurance Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

> **Re:** **Security Capital Assurance Ltd.**
> **Form S-1, Amendment 1 Filed May 24, 2006**
> **Form S-1, Amendment 2 Filed May 26, 2006**
> **File No. 333-133066**

Dear Mr. Giordano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1, AMENDMENT 1

Prospectus Summary, page 1

1. A discussion of your weaknesses should immediately follow the discussion of your strengths. The presentation should be as prominent as the discussion of your strengths. Therefore, merely identifying the weaknesses without a discussion as you have provided for your strengths will not be sufficient. Please revise accordingly.

Summary Combined Financial Information, page 6

2. Please refer to prior comment 8. Please provide additional disclosure in the
    sections of the filing where you use the Adjusted Gross Premiums measure that
    describes more specifically how you compute this financial measure and utilize it
    in managing your business. Consider the explanations provided in your draft
    responses dated May 18, 2006 (refer to page 1 item 1 (i) and (ii)) and June 2,
    2006 (refer to item 1). Provide the disclosure required by Item 10 (e) of
    Regulation S-K, including why the Adjusted Gross Premiums measure provides
    more useful information to investors as compared to Total Premiums Written. In
    addition, explain your basis for selecting the 7% discount rate, quantify the impact
    of changes in this estimate due to prepayments or refundings and explain the
    difference between up-front premiums written in your reconciliation and the
    corresponding amounts disclosed in the gross premiums written section of
    MD&A. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP
    Financial Measures, dated June 13, 2003.

3. Pro forma book value per share and summary portfolio information is not
    contemplated under Article 11 of Regulation S-X. Please delete these disclosures.

Risk Factors

Our net income may be volatile . . . , page 15

4. We note your response to comment 14. Please include the actual effect on your
    net income in addition to the percentages you have provided.

Conflicts may arise between us and XL Capital . . . , page 19

5. We note your response to comment 20. It is not appropriate to include provisions
    exempting you and your officers, directors, and employees from claims based on
    conflicts of interest, corporate opportunity, and breach of fiduciary duty unless
    such waiver is permitted by Bermuda statute or judicial precedent. Please provide
    a legal analysis supporting your determination that Bermuda law allows
    shareholders to waive their rights to such claims relating to a breach of fiduciary
    duty. Please note that the disclosure included in the Genworth Financial
    registration statement provides guidelines as to the allocation of corporate
    opportunities and states that shareholders will be deemed to have notice of and
    consented to the provision. However, it does not state that shareholders have
    waived claims relating to potential conflicts of interest or corporate opportunities.
    Our comment is not intended to address the guidelines for allocating conflicts of
    interest and the allocation of corporate opportunities. It is intended to address
    whether it is permissible to include a provision waiving shareholder rights.

6. Additionally, the risk factor states that shareholders will be deemed to have consented to the provisions waiving claims by shareholders relating to potential conflicts of interest and allocation of corporate opportunities between you and XL Capital and your respective officers and directors without regard to whether the guidelines outlined in the provision in your bye-laws is actually followed. To the extent that you are able to provide an acceptable legal analysis supporting your determination that the shareholder waiver of rights is legally permissible, please revise to clarify that it only applies if the guidelines outlined in the bye-laws is not followed. Also, include a summary of the guidelines included in the bye-laws.

U.S. tax-exempt entities may recognize unrelated business taxable income, page 23

7. We note the revisions to this risk factor pursuant to comment 22.

   - Please explain which types of subpart F insurance income need to be treated as unrelated business taxable income.
   - Quantify how much of this type of income you earned during the past two years.
   - Explain how tax-exempt shareholders will determine how much of this amount they will need to recognize as unrelated business taxable income. We assume it is an amount proportional to their ownership of your company.

There are provisions in our Bye-laws that may restrict . . . , page 26

8. We note the revisions pursuant to comment 25. Please state, if true, that your company's shares will be freely tradable on the New York Stock Exchange.

Use of Proceeds, page 33

9. We note that you currently expect to use a portion of the proceeds for the payment of dividends on your common shares. To the extent you expect you will use a material amount of the proceeds for the payment of dividends, please include a risk factor disclosing this information.

Dilution, page 36

10. It appears that your net tangible net book value includes the effect of the additional capital contribution. Please disclose your historical net tangible book value amounts before the additional capital contribution. Revise your disclosure to present line items for historical tangible book value per share and the amounts attributable to the additional capital contribution to arrive at pro forma tangible book value per share.

Pro Forma Financial Information (Unaudited), page 39

11. Please refer to prior comment 56. In reviewing your pro forma financial information, we were unable to determine why certain arrangements described in the sections, Transactions Coincident with Formation of SCA and the Offering and Certain Relationships and Related Party Transactions, appeared to be excluded from your presentation. Please disclose in your pro forma presentation, and explain to us, the basis for your treatment for each of the transactions or activities, as described in these sections. In particular, discuss the potential impact on your deferred tax assets of leaving the XL Capital consolidated US tax group.

Supplemental Pro Forma Condensed Combined Balance Sheet, page 42

12. Please provide a subtotal column on the face of the pro forma balance sheet to present a pro forma balance sheet before the effects of the offering.

Notes to Pro Forma Financial Information, page 43

13. Please refer to pro forma adjustment (e). Pro forma income statement adjustments should be directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Please disclose your basis for this adjustment including identifying the amounts directly attributable to specific contracts that are related to the formation transactions.

14. Please expand pro forma adjustment (f) to identify the business transferred to you from XLI. Please revise your footnote disclosure to clarify your basis for each revenue and expense adjustment and how each adjustment was computed. Please tell us your consideration of providing financial statements of the business transferred under Rule 3-05 of Regulation S-X.

15. Please revise pro forma adjustment (g) to disclose how the revenue adjustments are computed.

16. Please clarify your disclosure in pro forma adjustment (h) to state, if true, that the tax effect of pro forma adjustments is calculated at the statutory rate in effect during the periods presented. Otherwise, please tell us how a marginal tax rate complies with Rule 11-02(b) of Regulation S-X. Please refer to Instruction 7 to Rule 11-02.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Reserves for Losses and Loss Adjustment Expenses, page 47

17. Please refer to prior comment 33. You establish case basis reserves when (A) a claim is probable based on specific credit events that have occurred and (B) the amount of loss can be reasonably estimated. However, your disclosure does not clearly describe the triggering events for the two case basis reserves recorded at December 31, 2005 or the impact on your operating results. Please expand your disclosure to describe the specific credit events that trigger your recording of a case basis reserve, the specific conditions necessary for a reasonable loss estimate to be made and how you account for such estimated losses. In particular, discuss when you record these estimated losses as a reduction of the unallocated loss reserve instead of net losses and loss adjustment expenses. Also, your definition of "loss list" exposures appears to indicate that a case reserve is recorded for all insured transactions in the "loss list" category. Explain why you have recorded case reserves for only two of the 23 insured transactions on the "loss list" at December 31, 2005.

18. Please refer to prior comment 33. You appear to indicate that the unallocated loss reserve calculation ignores collateral available to support an insured debt obligation. Yet in your response to prior comment 38, you appear to indicate that your reserves are based on an estimate of the impact of certain events on the underlying collateral. Please explain this apparent inconsistency. Also, if applicable, describe in greater detail your process for estimating the impairment of collateral resulting from such events and subsequent liquidation. Quantify your estimate of such collateral for each period presented.

19. Please refer to prior comment 33. Provide a more detailed description of the procedures performed by your surveillance department, including the nature of internal and external data utilized, the nature of their remediation activities, their basis for determining probability of loss and how these activities are considered in classifying closely monitored credits. Describe more specifically the "other elements of loss mitigation available to the Company's surveillance department." Explain how these "other elements" affected your loss reserve calculation.

20. Please refer to prior comment 34. We continue to believe that disclosure of your unallocated loss reserve methodology and related key assumptions could be improved. In your response, you state that related key assumptions are the expected ultimate loss ratio and expected pattern of losses and that the expected ultimate loss ratio is computed based on an annual study of loss experience for the

Company and certain of its competitors. Please expand your disclosure to include the following information.

- Provide a more detailed description of your annual study of competitors' loss experience, including the methodologies, key assumptions and sources of the data used in this analysis. Quantify the sensitivity of your ultimate loss ratio estimate to changes in such key assumptions. In particular, explain how you evaluated default risk in this annual study and how you determined that expected ultimate loss ratios drawn from this data would be relevant to your policies at the "cohort" level.
- We note that you utilize information from Moody's and S&P in underwriting credit risks. Describe as applicable how rating agency information is used in your process for selecting the ultimate loss ratio, particularly how you utilize probabilities of default and recovery and salvage rate data published by third parties.
- Describe in greater detail the specific factors that you consider in evaluating default risk and selecting the ultimate loss ratio. Explain and quantify differences between assumptions underlying your expected ultimate loss ratio and rating agency frequency and severity loss data.
- Quantify the expected ultimate loss ratios for each underwriting year. You indicate that structured finance transactions possess a greater degree of risk as compared to public finance transactions. Discuss in greater detail and quantify the degree to which expected ultimate loss ratios vary within each product line.
- Explain the apparent inconsistency between your responses to prior comment 33 (i.e. ultimate loss ratio determined for the entire in-force portfolio in the aggregate) and prior comment 34 (i.e. ultimate loss ratio determined by "cohort").

21. Please refer to prior comment 34. You describe the recorded unallocated loss reserve as your estimated ultimate liability less outstanding case basis reserves and cumulative paid claims to date. Also, you state that as time progresses and loss exposure decreases, the expected ultimate loss reserve is decreased in accordance with the par amortization patterns of the underlying debt. Please explain in greater detail the relationship that occurs over time between your estimated ultimate liability and recorded unallocated loss reserve. Describe those situations where the reserve pattern may represent a run off characterized by continuing reserve releases or a build up characterized by future reserve strengthening. Also, you state that loss emergence patterns will vary depending upon debt structure and terms. Discuss in greater detail and quantify the degree to which expected loss emergence patterns vary within each product line.

22. Please refer to prior comment 34. We note that you record reinsurance recoverable associated with the unallocated reserve, which provides for losses

expected to be incurred in the future. Please disclose the basis for your conclusion that these amounts represented reinsurance recoverable under your existing reinsurance treaties at December 31, 2005 and how you determined the recoverable amount. Describe the relevant terms of your reinsurance agreements.

23. Please refer to prior comment 36. We believe that investors will benefit from a more robust analysis of the uncertainties inherent in your loss reserve estimates and the variances between initial assumptions and actual experience that are "reasonably likely" to occur over time. Your sensitivity analysis could be improved to analyze changes in the key assumptions used in your unallocated loss reserve calculation, which are the ultimate loss ratio and loss emergence pattern. Instead, you provide an analysis of changes in claim frequency and severity. Investors should be able to relate more explicitly your analysis of the sensitivity of loss reserves to changes in claim frequency and severity assumptions to the ultimate loss ratio and loss emergence pattern assumptions used to determine your unallocated loss reserve. Please expand your disclosure to provide the following information.

- Disclose the unallocated loss reserve computation, illustrating how claim frequency and claim severity assumptions are incorporated in the ultimate loss ratio and loss emergence pattern assumptions.
- Quantify the claim frequency and claim severity assumptions implicit in the expected ultimate loss ratio and loss emergence pattern assumptions used to determine your unallocated loss reserve at December 31, 2004 and 2005 and March 31, 2006.
- Describe and quantify the "reasonably likely" range of variance from the claim frequency and severity assumptions implicit in the ultimate loss ratio and loss emergence pattern assumptions used to determine your unallocated loss reserve at December 31, 2005.
- Explain the relationship between claim frequency and severity assumptions implicit in your unallocated loss reserve and those used in your sensitivity analysis at December 31, 2005.
- Explain why the impact of a 5% or 10% change in claim frequency approximates the impact of a 5% or 10% change in claim severity.

24. Please refer to prior comment 36. You disclose that the 5-10% range in your sensitivity analysis is not "reasonably possible." However, while you have identified $1.3 billion of closely monitored credits at December 31, 2005, which include $338.9 million of "loss list" exposures, you have recorded gross case basis reserves of only $69.4 million for such "loss list" exposures, resulting in net exposure of $269.5 million. Please explain in greater detail how you considered the exposure inherent in these closely monitored credits in determining that a 5-10% variance in your unallocated loss reserves was not "reasonably possible." In addition, to facilitate investors' evaluation of the impact on your operating results

and financial condition of reasonably likely changes in the economic and credit environment, provide the following information.

- You refer to the impacts of a "deteriorating economic and credit environment" scenario and a "prolonged period of weak or declining economic activity" scenario in the section, Key Factors Affecting Profitability. Discuss the likelihood that such scenarios could occur.
- Provide a detailed discussion that compares expected conditions in these economic and credit environment scenarios, including interest rates, inflation and default experience, to the corresponding conditions in the current economic environment.
- Provide an analysis and quantification of how the default experience for your par outstanding portfolio is affected by reasonably likely changes in "interest rates, inflation, taxes, industry trends in the valuation of certain asset classes and the overall credit environment."
- Provide an analysis and quantification of the sensitivity of your unallocated loss reserves to reasonably likely changes in default rates affecting your par outstanding portfolio.

25. Please refer to prior comment 38. We did not understand your basis for concluding that characterization of revisions in loss estimates as prior period development would be inappropriate. Please provide an expanded description of your basis for this conclusion, including the types of events that "continue to affect the value of underlying collateral" and how you reevaluate the reasonably likely impact of such events on your unallocated loss reserves. Clarify whether the initial underwriting year assumptions in your unallocated loss reserve valuation are adjusted in subsequent reserve valuations due to actual experience. If such adjustments have been made, quantify them for each period presented and provide the expanded disclosure requested in our prior comment 39. Also, you disclose on page 47 that you have not adjusted your unallocated reserve assumptions because of limited case reserve activity. Yet on page 48, you disclose that your unallocated reserves are adjusted each period to reflect any revision to management's estimate of expected ultimate losses, which considers credit ratings, interest rates, inflation and the current overall credit environment. Please explain this apparent inconsistency.

26. Please refer to prior comment 43. We were unable to locate your proposed new disclosure. Please tell us where you placed this information in your filing.

Net Losses and Loss Adjustment Expenses, page 66

27. Please refer to prior comment 44. We have read your revised discussion of net losses and loss adjustment expenses in your discussion of Combined and Segment Results of Operations and continue to believe that it could be improved. Please

expand your disclosure as requested in our original comment. Also, you stated that related proposed new disclosure was added to the section, Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses. However, we were unable to locate this disclosure. Please tell us where you placed this information in your filing.

Liquidity and Capital Resources, page 75

28. Please refer to prior comment 48. You do not appear to have discussed the potential impact of cash outflows from operations for the $1.3 billion of closely monitored credits at December 31, 2005 and related sources of capital. Please provide this disclosure or explain why you believe that it is unnecessary.

Business

Continue to Grow Share of the Public Finance Market, page 91

29. We note your response to comment 51 and the article you provided to us, and we reissue the comment. Please cite this source in your filing to give support to your statement that you are "a leading financial guaranty insurance provider to the public finance sector based on par written."

Ratings, page 111

30. We note the revisions pursuant to comment 52. Please state how many ratings S&P has, and state the ranking of each of the ratings identified in the tables on pages 97, 99, 101, and 102.

Certain Relationships and Related Party Transactions, page 137

31. We note your response to comment 55.

- Please disclose that the agreements described in "XLI Guaranty of the XLCA/XLFA Reinsurance Agreement," "Guaranty of XLCA Obligations by XLI," and "XLI Guaranty of the FSA Master Facultative Agreement" involved no additional or incremental consideration,
- Since you state in the "Guaranty of XLI Obligations by XLFA" paragraph that "XLI pays XLFA a fee for providing XLFA's guaranty," please disclose how the fee is calculated, and disclose the amount of fees paid to XLFA since the beginning of 2005.

Real Estate, page 143

    32. Since you deleted the identification of the property discussed in this paragraph, it is no longer clear what "this property" means. Please revise.

Certain Tax Considerations, page 160

    33. We note your response to comment 58, and we reissue the comment. This comment relates the following sentence: "Statements contained herein as to the beliefs, expectations and conditions of SCA and its subsidiaries regarding factual matters or the application of tax laws represent the view of management and do not represent the views of the advisors." The tax discussion should be the opinion of counsel. Where counsel's opinion is based on assumptions as to certain facts, counsel should identify the factual assumptions, state its conclusion as to the application of the law based on those assumptions, and state the potential consequences of the factual assumption being incorrect. Please revise to clarify that the tax discussion is counsel's opinion. Similarly revise the third paragraph of "United States Taxation" on page 162.

    34. We note your response to comment 59, and we reissue the comment. Please revise the language stating the advisors believe the discussion "constitutes, in all material respects, a fair and accurate summary of the relevant income tax considerations" so it is clear the discussion constitutes tax counsel's opinion, and they are not simply opining on the manner in which the tax considerations are described in the prospectus.

United Kingdom Taxation, page 161

    35. Whether your company is subject to taxation in the United Kingdom appears to be a material issue for shareholders. Please revise this section to state it constitutes the opinion of your United Kingdom tax counsel, who we note from page 160 is XL Capital's in-house European tax advisor. Also, file counsel's consent as an exhibit.

    36. We note the statement in the second paragraph of this section that "except for XLCA-UK, we should not be treated as being resident in the United Kingdom unless our central management and control is exercised in the United Kingdom." Please provide counsel's opinion as to whether your company's central management and control is currently exercised in the United Kingdom.

United States Taxation, page 162

    37. We note that Cahill "expresses no opinion" for almost every issue discussed in this section. Please note that you are required to provide an opinion of counsel in

your filing for each tax issue that is material to investors. Stating that tax counsel "expresses no opinion" does not satisfy this requirement. Generally, the opinion should state how the issues "will" be treated under the law. As noted in prior comment 58, however, counsel may use the word "should" for instances in which doubt exists due to a lack of authority or conflicting authority. In these cases, counsel should explain why it cannot give a "will" opinion, describe the degree of uncertainty, and provide other appropriate disclosure setting forth the risks to investors. Please revise accordingly throughout this section on pages 162-171.

Note 7. Related Party Transactions, page F-22

38. We have read your response to prior comment 64. However, we continue to believe that your related party transactions should be disclosed on the face of your financial statements. If you believe that this presentation would result in a cluttered reporting presentation and would be less useful to users of the financial statements, please provide this disclosure to us on a supplemental basis. We believe that, at a minimum, you should provide condensed financial statements with related party disclosures in the notes to the financial statements.

Note 12. Liability for Losses and Loss Adjustment Expenses, page F-30

39. Please refer to prior comment 65. We were unable to locate your proposed new disclosure. Please tell us where you placed this information in your filing.

Note 13. Income Taxes, page F-33

40. Please refer to prior comment 67. You do not appear to have explained why the weighted average expected income tax provision calculation results in such a low expected tax or tax benefit. Please provide this disclosure or explain why you believe that it is unnecessary.

Item 16. Exhibits and Financial Statement Schedules, page II-1

41. We note exhibits 5.1, 8.1, and 8.2 are "forms of" the legal and tax opinions. Please file the opinions themselves.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael A. Becker, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, New York 10005